Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated financial statements as of June 30, 2026 and for the three and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated financial statements as of June 30, 2026 and for the three and six-month periods then ended

Content

Unaudited interim consolidated financial statements
Unaudited interim consolidated statements of financial position	F-2
Unaudited interim consolidated statements of profit or loss	F-3
Unaudited interim consolidated statements of other comprehensive income	F-4
Unaudited interim consolidated statements of changes in equity	F-5
Unaudited interim consolidated statements of cash flows	F-6
Notes to the unaudited interim consolidated financial statements	F-8

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated statements of financial position

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

	Note	As of June 30, 2026	As of December 31, 2025
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	6	199,462	53,571
Trade and other receivables, net	7	144,728	146,674
Income tax prepayments		66,186	24,857
Inventories	8	651,495	707,143
Prepayments		38,620	17,503
Total current assets		1,100,491	949,748
Non-current assets
Trade and other receivables, net	7	28,263	28,450
Financial investments designated at fair value through other comprehensive income		998	163
Property, plant and equipment, net	9	1,962,081	2,005,714
Intangible assets, net	10	59,962	62,800
Goodwill		4,459	4,459
Deferred income tax assets	14	35,025	34,994
Right of use assets		14,259	16,988
Other assets		32	50
Total non-current assets		2,105,079	2,153,618
Total assets		3,205,570	3,103,366
Liabilities and equity
Current liabilities
Trade and other payables	11	289,283	283,907
Financial obligations	13	570,346	532,346
Lease liabilities		4,312	4,879
Income tax payable		2,373	3,784
Provisions	12	38,749	47,689
Total current liabilities		905,063	872,605
Non-current liabilities
Financial obligations	13	802,286	879,809
Lease liabilities		9,524	11,350
Provisions	12	20,733	29,005
Deferred income tax liabilities	14	116,820	119,232
Total non-current liabilities		949,363	1,039,396
Total liabilities		1,854,426	1,912,001
Equity	15
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,377)	(16,966)
Retained earnings		423,217	264,027
Total equity		1,351,144	1,191,365
Total liabilities and equity		3,205,570	3,103,366

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated statements of profit or loss

For the three and six-month periods ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2026	2025	2026	2025
		S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	16	558,854	484,104	1,114,523	983,272
Cost of sales	17	(337,725)	(304,418)	(659,005)	(620,228)
Gross profit		221,129	179,686	455,518	363,044

Operating (expenses) income
Administrative expenses	18	(65,121)	(70,352)	(134,618)	(140,339)
Selling and distribution expenses	19	(22,394)	(22,413)	(52,653)	(45,125)
Other operating income, net		2,811	3,805	7,864	8,783
Total operating expenses, net		(84,704)	(88,960)	(179,407)	(176,681)
Operating profit		136,425	90,726	276,111	186,363

Other income (expenses)
Finance income		728	524	1,126	1,168
Finance costs	21	(21,422)	(22,688)	(43,075)	(45,819)
(Loss) gain from exchange difference, net	5	(658)	1,072	(1,070)	1,863
Total other expenses, net		(21,352)	(21,092)	(43,019)	(42,788)
Profit before income tax		115,073	69,634	233,092	143,575

Income tax expense	14	(37,829)	(21,812)	(73,902)	(43,080)

Profit for the period		77,244	47,822	159,190	100,495

Earnings per share
Basic profit for the period attributable to holders of common and investment shares of Cementos Pacasmayo S.A.A. (S/ per share)	23	0.18	0.11	0.37	0.23

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated statements of other comprehensive income

For the three and six-month periods ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2026	2025	2026	2025
		S/(000)	S/(000)	S/(000)	S/(000)

Profit for the period		77,244	47,822	159,190	100,495

Other comprehensive income (loss)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent years:
Change in fair value of financial instruments designated at fair value through other comprehensive income (loss)		927	(141)	835	(204)
Deferred income tax	14	(273)	42	(246)	60
Other comprehensive income (loss) for the period, net of income tax		654	(99)	589	(144)

Total comprehensive income for the period, net of income tax		77,898	47,723	159,779	100,351

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated statements of changes in equity

For the six-month period ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

	Capital stock	Investment shares	Investments shares held in treasury	Additional paid-in capital	Legal reserve	Unrealized loss on financial instruments designated at fair value	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2025	423,868	40,279	(121,258)	432,779	168,636	(16,551)	285,345	1,213,098
Profit for the period	-	-	-	-	-	-	100,495	100,495
Other comprehensive income for the period, net of income tax	-	-	-	-	-	(144)	-	(144)
Total comprehensive income	-	-	-	-	-	(144)	100,495	100,351

Balance as of June 30, 2025 (note 15)	423,868	40,279	(121,258)	432,779	168,636	(16,695)	385,840	1,313,449

Balance as of January 1, 2026	423,868	40,279	(121,258)	432,779	168,636	(16,966)	264,027	1,191,365
Profit for the period	-	-	-	-	-	-	159,190	159,190
Other comprehensive income for the period, net of income tax	-	-	-	-	-	589	-	589
Total comprehensive income	-	-	-	-	-	589	159,190	159,779

Balance as of June 30, 2026 (note 15)	423,868	40,279	(121,258)	432,779	168,636	(16,377)	423,217	1,351,144

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim consolidated statements of cash flows

For the three and six-month periods ended June 30, 2026 (unaudited) and June 30, 2025 (unaudited)

		For the three-month period ended June 30		For the six-month period ended June 30
	Note	2026	2025	2026	2025
		S/(000)	S/(000)	S/(000)	S/(000)

Operating activities
Profit before income tax		115,073	69,634	233,092	143,575
Non-cash adjustments to reconcile profit before income tax to net cash flows provided by operating activities:
Depreciation and amortization		38,380	39,572	76,622	78,560
Finance costs	21	21,422	22,688	43,075	45,819
Long-term incentive plan	12(c) and 20	683	1,520	1,538	2,782
Estimate expected credit loss	7 (e)	(3,185)	(102)	1,382	1,212
Unrealized exchange difference related to monetary transactions		218	(111)	365	(200)
Net gain on disposal of property, plant and equipment		(271)	(1,568)	(1,005)	(1,756)
Finance income		(728)	(524)	(1,126)	(1,168)
Other items that do not generate operating flows, net		1,552	(361)	5,129	902

Working capital adjustments:
Decrease (increase) in trade and other receivables		3,123	(10,851)	902	(29,105)
Decrease in inventories		43,117	1,155	54,818	24,729
Increase in prepayments		(1,588)	(16,479)	(21,117)	(47,666)
(Decrease) increase in trade and other payables		38,018	(9,482)	(1,465)	13,655
		255,814	95,091	392,210	231,339

Interest received		581	638	954	1,622
Interest paid		(8,329)	(8,663)	(42,180)	(46,702)
Income tax paid		(57,064)	(36,888)	(119,339)	(76,404)
Net cash flows provided by operating activities		191,002	50,178	231,645	109,855

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Unaudited interim consolidated statements of cash flows (continued)

		For the three-month period ended June 30,		For the six-month period ended June 30,
	Note	2026	2025	2026	2025
		S/(000)	S/(000)	S/(000)	S/(000)
Investing activities
Purchase of property, plant and equipment		(13,006)	(19,413)	(39,844)	(53,377)
Purchase of intangible assets		(2,116)	(3,087)	(4,342)	(4,570)
Purchase of investments available for sale		-	(5)	-	(512)
Loans granted		-	-	-	(462)
Cash flow proceeds from sale of property, plant and equipment		449	2,433	2,615	2,668
Net cash flows used in investing activities		(14,673)	(20,072)	(41,571)	(56,253)

Financing activities
Payment of bank loans	25	(90,091)	(54,091)	(280,382)	(244,382)
Lease payments		(1,409)	(1,456)	(3,444)	(3,465)
Dividends paid	25	(22)	(120)	(492)	(574)
Bank loans received	25	36,000	51,000	240,200	202,200
Dividends returned		300	334	300	334
Net cash flows used in financing activities		(55,222)	(4,333)	(43,818)	(45,887)

Net increase in cash and cash equivalents		121,107	25,773	146,256	7,715
Net foreign exchange difference		(218)	111	(365)	200
Cash and cash equivalents at the beginning of the period		78,573	54,754	53,571	72,723
Cash and cash equivalents at the end of the period	6	199,462	80,638	199,462	80,638

Transactions with no effect on cash flows:
Outstanding accounts payable related to acquisition of property, plant and equipment	9(e)	(1,820)	(1,086)	(11,929)	(11,133)
Unrealized exchange difference related to monetary transactions		218	(111)	365	(200)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to Unaudited interim consolidated financial statements

As of June 30, 2026 and 2025 (unaudited), and December 31, 2025 (audited)

1.	Corporate information

Cementos Pacasmayo S.A.A. (hereinafter “the Company”) was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company’s common shares as of June 30, 2026 and 2025 and December 31, 2025. Inversiones ASPI S.A. is a subsidiary of Holcim Ltd., which holds a 99.99 percent of Inversiones ASPI S.A.’s common shares as of June 30, 2026 and March 31, 2026. Holcim Ltd. is a Swiss multinational company and a global leader in innovative and sustainable building solutions; its shares are listed on the SIX Swiss Exchange. On December 16, 2025, the majority shareholders of Inversiones ASPI S.A. and Holcim Ltd. entered into a Share Purchase Agreement, subject to certain conditions precedent, for the sale of 99.99 percent of the shares of Inversiones ASPI S.A. under the terms and conditions set forth in said agreement. As of March 31, 2026, the transfer of ownership of the shares representing the capital stock of Inversiones ASPI S.A. to the Holcim Ltd. has been completed.

The Company’s registered address is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru. All the subsidiaries are domiciled and operate in Peru.

The Company and its subsidiaries’ main activity is the production and marketing of cement, concrete, precast and other minors in La Libertad region of the northern of Peru.

The issuance of the unaudited interim consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2026 and for the six-month period then ended, were authorized by the Company’s Management on July 20, 2026. The audited consolidated financial statements as of December 31, 2025 and for the year then ended were approved by the Annual General Shareholders’ Meeting of Shareholders, on March 24, 2026.

The Group has prepared the unaudited interim consolidated financial statements on the basis that it will continue to operate as a going concern.

The consolidated financial statements as of June 30, 2026, June 30, 2025 (unaudited) and December 31, 2025 (audited), comprise the financial statements of the Company and its subsidiaries: Cementos Selva S.A.C. and subsidiaries, Distribuidora Norte Pacasmayo S.R.L. and subsidiary, Empresa de Transmisión Guadalupe S.A.C., Salmueras Sudamericanas S.A., Soluciones Crealo 150 S.A.C , Soluciones Takay S.A.C. (as of the current date, is in process of liquidation), 150Krea Inc (liquidated during May 2026), Vanguardia Constructora del Perú S.A.C. and Corporación Materiales Piura S.A.C. As of these dates, the Company maintained a 100 percent interest in all its subsidiaries.

Notes to unaudited interim consolidated financial statements (continued)

The main activities of the subsidiaries incorporated in the consolidated financial statements are described as follows:

-	Cementos Selva S.A.C. is engaged in production and marketing of cement and other construction materials in the northeast region of Peru. Also, it holds 100 percent of the shares in Dinoselva Iquitos S.A.C. (a cement and construction materials distributor in the north of Peru, which also produces and sells precast, cement bricks and ready-mix concrete) and in Acuícola Los Paiches S.A.C. (a fish farm entity).

-	Distribuidora Norte Pacasmayo S.R.L. is mainly engaged in selling cement produced by the Company. Additionally, it produces and sells precast, cement bricks and ready-mix concrete. It is the main partner of the Consorcio Constructor Norte del Peru, an entity established for the execution of the work “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”, as of December 31, 2025, the project has been completed.

-	Empresa de Transmisión Guadalupe S.A.C. is mainly engaged in providing electric energy transmission services to the Company.

-	Salmueras Sudamericanas S.A.(“Salmueras”) In December 2017, the Company decided not to continue with the activities related to its brine project.

-	Soluciones Takay S.A.C., entity constituted on March 29, 2019 whose corporate purpose is to provide advisory services and information, promotion, acquisition and intermediation services for the management and development of real estate projects for natural and/or legal persons. As of the current date, the subsidiary is in process of liquidation.

-	150Krea Inc., entity constituted on June 3, 2021 whose corporate purpose was the lease of intangible assets. The subsidiary was liquidated on May 20, 2026.

-	Corporación Materiales Piura S.A.C., entity acquired on January 4, 2023 whose corporate purpose is the extraction of stone, sand and clay.

-	Soluciones Créalo 150 S.A.C., an entity established on June 21, 2024, under the trade name Makers150, is mainly dedicated to the research and development of digital solutions for companies in the construction sector in Latin America.

-	Vanguardia Constructora del Perú S.A.C., an entity established on June 21, 2024, whose corporate purpose is the performance of all construction activities, engineering services and management consulting.

2.	Significant accounting policies

2.1	Basis of preparation -

The unaudited interim consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The unaudited interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) that have been measured at fair value. The unaudited interim consolidated financial statements are presented in Soles and all values are rounded to the nearest thousand S/(000), except when otherwise indicated.

Notes to unaudited interim consolidated financial statements (continued)

The unaudited interim consolidated financial statements provide comparative information in respect of the previous period or periods. There are certain standards and amendments applied for the first time by the Group during 2026, that did not require the restatement of previous unaudited interim consolidated financial statements, as explained in note 2.3.17.

The Company classifies costs and expenses by function in the consolidated statement of income, in accordance with industry practices.

The unaudited interim consolidated statement of cash flows is presented using the indirect method.

2.2	Basis of consolidation -

The unaudited interim consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2026 and 2025 (both unaudited) and for the year ended December 31, 2025 (audited). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if it has: (i) power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee), (ii) exposure, or rights, to variable returns from its involvement with the investee, and (iii) the ability to use its power over the investee to affect its returns.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control to the date the Group ceases to control the subsidiary.

The accounting policies are in line with the Group´s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

Notes to unaudited interim consolidated financial statements (continued)

2.3	Summary of significant accounting policies -

2.3.1	Cash and cash equivalents -

Cash and cash equivalents presented in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less.

2.3.2	Financial instruments-initial recognition and subsequent measurement –

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i)	Financial assets -

Initial recognition and measurement -

Financial assets are classified at initial recognition as measured at amortized cost, fair value through OCI or fair value through profit or loss.

The Group’s financial assets include cash and cash equivalents, trade and other receivables and other financial investments at fair value through OCI.

Subsequent measurement -

For purposes of subsequent measurement, financial assets are classified into the following categories:

-	Financial assets at amortized cost (debt instruments);

-	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments); and

-	Financial assets designated at fair value through OCI without recycling of cumulative gains and losses upon derecognition (equity instruments).

The classification depends on the business model of the Group and the contractual terms of the cash flows.

Financial assets at amortized cost (debt instruments) -

The Group measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of collecting contractual cash flows and not sale or trade it, and,

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notes to unaudited interim consolidated financial statements (continued)

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets are not reclassified after their initial recognition, except if the Group changes its business model for its management.

As of June 30, 2026 and December 31, 2025, the Group held trade and other receivables in this category; because they meet the conditions described above.

Financial assets at fair value through OCI (equity instruments) -

Upon initial recognition, the Group can elect to irrevocably classify its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

As of June 30, 2026 and December 31, 2025, the Group elected to classify irrevocably its listed equity investments in Fossal S.A.A. under this category.

(ii)	Impairment of financial assets -

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Notes to unaudited interim consolidated financial statements (continued)

For trade receivables, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors.

The Group considers a financial asset in default when contractual payments are 360 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

(iii)	Financial liabilities -

Initial recognition and measurement -

Financial liabilities are classified at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, interest-bearing loans and borrowings.

Subsequent measurement -

The subsequent measurement of financial liabilities depends on their classification, the Group maintains Loans and Borrowings, which accounting treatment is explained below:

After their initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

As of June 30, 2026 and December 31, 2025, the Group included trade and other payables and financial liabilities in this category, for more information refer to notes 11 and 13.

Notes to unaudited interim consolidated financial statements (continued)

Derecognition -

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount is recognized in the consolidated statement of profit or loss.

(iv)	Fair value measurement -

The Group measures financial instruments such as equity investments, at fair value at each period end.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer liability takes place either:

-	In the principal market for the asset or liability, or

-	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value accounting hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

-	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

-	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

Notes to unaudited interim consolidated financial statements (continued)

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The management determines the policies and procedures for recurring and non-recurring fair value measurements.

At each reporting date, Financial Management analyzes the changes in the values of the assets and liabilities that must be measured or determined on a recurring and non-recurring basis according to the Group’s accounting policies. For this analysis, Management contrasts the main variables used in the latest assessments made with updated information available from valuations included in contracts and other relevant documents.

Management also compares the changes in the fair value of each asset and liability with the relevant external sources to determine whether the change is reasonable.

For purposes of disclosure of fair value, the Group has determined classes of assets and liabilities based on the inherent nature, characteristics and risks of each asset and liability, and the level of the fair value accounting hierarchy as explained above, see note 26(a).

2.3.3	Foreign currencies -

The functional and presentation currency for the unaudited interim consolidated financial statements of the Group is soles, which is also the functional currency for its subsidiaries.

Transactions and balances -

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in the consolidated statement of profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

2.3.4	Inventories -

Inventories are valued at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and conditions are accounted for as follows:

Raw materials, spare parts and supplies -

-	Initially at cost and are recorded at the lower of cost and net realizable value.

Notes to unaudited interim consolidated financial statements (continued)

Finished goods and work in progress -

-	Cost of direct materials and supplies, services provided by third parties, direct labor and a proportion of manufacturing overheads is based on normal operating capacity, excluding borrowing costs and exchange currency differences.

Inventory in transit -

-	Cost.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs of inventory necessary to make the sale.

2.3.5	Borrowing costs -

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

When the funds are used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognized in the consolidated statement of profit or loss in the period in which they are incurred.

2.3.6	Property, plant and equipment -

Property, plant and equipment is stated at acquisition cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met, see note 2.3.5. The capitalized value of a finance lease is also included within property, plant and equipment. When significant parts of plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as operation cost or expense in the consolidated statement of profit or loss as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to significant accounting judgments, estimates and assumptions, see note 3, and quarry rehabilitation cost provisions, see note 12.

Notes to unaudited interim consolidated financial statements (continued)

Depreciation of assets is determined using the straight-line method over the estimated useful lives of such assets as follows:

Years
Buildings and other construction:
Minor installations related to buildings	Between 10 and 35
Administrative facilities	Between 20 and 51
Main production structures	Between 20 and 56
Minor production structures	Between 20 and 35
Machinery and equipment:
Mills	Between 24 and 45
Horizontal and vertical furnaces, crushers and grinders	Between 23 and 36
Electricity facilities and other minors	Between 10 and 35
Furniture and fixtures	10
Transportation units:
Heavy units	Between 5 and 15
Light units	Between 5 and 10
Computer equipment	Between 3 and 10
Tools	Between 5 and 10

The asset’s residual value, useful lives and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

2.3.7	Mining concessions -

Mining concessions correspond to the exploration rights in areas of interest acquired. Mining concessions are stated at cost, net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the “Property, plant and equipment, net” caption of consolidated statement of financial position. Those mining concessions are amortized following the straight-line method. In the event the Group abandons the concession, the costs associated, see note 9(b), are written off in the consolidated statement of profit or loss.

As of June 30, 2026 and December 31, 2025, mining concessions of the Group correspond to areas that contain raw material necessary for cement production.

Notes to unaudited interim consolidated financial statements (continued)

2.3.8	Quarry development costs and stripping costs -

Quarry development costs -

Quarry development costs incurred are stated at cost and are the next step in development of quarries after the exploration and evaluation stage. Quarry development costs are, upon commencement of the production phase, presented net of accumulated amortization and/or accumulated impairment losses, if any, and are presented within the property, plant and equipment caption. The amortization is calculated using the straight-line method based on the useful life of the quarry to which it relates. Expenditures that significantly increase the economic life of the quarry under exploitation are capitalized.

Stripping costs -

Stripping costs incurred in the development of a mine before production commences are capitalized as part of mine development costs and subsequently amortized over the life of the mine on a units-of-production basis, using the proved reserves.

Stripping costs incurred subsequently during the production phase of its operation are recorded as part of cost of production.

2.3.9	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the economic useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss in the cost or expense category that is consistent with the function of the intangible assets.

The Group’s intangible assets with finite useful lives are amortized over an average term between three and ten years.

Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss.

Notes to unaudited interim consolidated financial statements (continued)

Exploration and evaluation assets -

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activities include:

-	Researching and analyzing historical exploration data.

-	Gathering exploration data through geophysical studies.

-	Exploratory drilling and sampling.

-	Determining and examining the volume and grade of the resource.

-	Surveying transportation and infrastructure requirements.

-	Conducting market and finance studies.

Once the legal right to explore has been acquired, exploration and evaluation costs are charged to the consolidated statement of profit or loss, unless management concludes that a future economic benefit is more likely than not to be realized, in which case such costs are capitalized, see note 10(b). These costs include directly attributable employee remuneration, materials and fuel used, surveying costs, drilling costs and payments made to contractors.

In evaluating if costs meet the criteria to be capitalized, several different sources of information are used, including the nature of the assets, extension of the explored area and results of sampling, among others. The information that is used to determine the probability of future benefits depends on the extent of exploration and evaluation that has been performed.

Exploration and evaluation costs are capitalized when the exploration and evaluation activity is within an area of interest for which it is expected that the costs will be recouped by future exploitation and active and significant operations in relation to the area are continuing or planned for the future.

Exploration costs are amortized based on the estimated useful life of the mining property from the moment the commercial exploitation of the reserves begins. All capitalized exploration and evaluation costs are monitored for indications of impairment. Where a potential impairment indicator is identified, an assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed.

At each reporting date, the Group assesses at each reporting date whether there is an indication that exploration and evaluation assets may be impaired, see note 10(c).

Notes to unaudited interim consolidated financial statements (continued)

2.3.10	Ore reserve and resource estimates -

Ore reserves are estimates of the amount of ore that can be extracted legally, socially, environmentally and economically from the Group’s mining properties and concessions. The Group estimates its ore reserves and mineral resources, based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, provision for quarry rehabilitation and depreciation and amortization charges.

2.3.11	Provisions -

General -

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to liability. When discounting is used, the increase in the provision due to the passage of time is recognized as finance cost in the consolidated statement of profit or loss.

Quarry rehabilitation provision -

The Group records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. Quarry rehabilitation costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of that particular asset. The cash flows are discounted at the current risk-free rate. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of profit or loss as a finance cost. The estimated future costs of quarry rehabilitation are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset, see note 12.

Environmental expenditures and liabilities -

Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed.

Liabilities for environmental costs are recognized when a clean-up is probable, and the associated costs can be reliably estimated. Generally, the timing of recognition of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

Notes to unaudited interim consolidated financial statements (continued)

The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Onerous contracts -

If the Group has an onerous contract, the present obligations arising from it should be recognized and measured as provision. However, before recognizing a provision for an onerous contract, the Group recognizes any impairment loss on the assets used to fulfil the obligations arising from that contract.

An onerous contract is one in which the unavoidable costs (i.e. the costs that the Group cannot avoid because it has the contract) of fulfilling the obligations under it exceed the economic benefits expected to be received from it. Unavoidable costs correspond to the lower of the cost of complying with the terms of the contract and the amount of payments or penalties arising from non-compliance. The cost of fulfilling a contract includes costs directly related to the contract (i.e. incremental costs and an allocation of costs that directly relate to contract activities).

2.3.12	Employees benefits -

The Group has short-term obligations for employee benefits including salaries, severance contributions, legal bonuses, performance bonuses and profit sharing. These obligations are recorded monthly on an accrual basis.

Additionally, the Group has a long-term incentive plan for key management. This benefit is settled in cash, measured in the salary of each officer and upon fulfilling certain conditions such as years of experience within the Group and permanency. The Group recognizes the long-term obligation at its present value at the end of the reporting period using the projected credit unit method. To calculate the present value of these long-term obligations the Group uses a government bond discount rate at the date of the consolidated financial statements. This liability is annually reviewed on the date of the consolidated audited financial statements, and the accrual updates and the effect of changes in discount rates are recognized in the consolidated statement of profit or loss.

2.3.13	Revenue recognition -

The Group is dedicated to the production and trading of cement, concrete, precast and other minors, as well as trade of construction supplies. These goods are sold in contracts with customers.

Revenue is measured at the fair value of the consideration received or receivable, considering contractually defined terms of payment and excluding taxes or duties.

The following specific recognition criteria must also be met before revenue is recognized:

Sales of goods -

Revenue from sale of goods is recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

The Group considers whether there are other terms in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of goods, the Group considers the effects of variable consideration, the existence of significant financing components, noncash consideration, and consideration payable to the customer (if any).

Notes to unaudited interim consolidated financial statements (continued)

Rendering of services –

Transport services

In the business segments cement, concrete, precast and construction supplies, the Group provides transportation services. These services are sold together with the sale of goods to the customer.

Transportation services are satisfied when the transport service is concluded, which coincides with the moment of delivery of the goods to the customers.

Paving services

In the paving business, to satisfy performance obligations over time, the Group shall recognize revenue by measuring progress as progress is made (transferring control of the services) in accordance with the relevant contract.

To measure the progress of the paving service, the Group uses the resource method, which states that revenue should be recognized on the basis of the efforts or resources incurred to satisfy the performance obligation (for example, resources consumed, labor hours expended, costs incurred, elapsed time or machinery hours used) in relation to the total resources expected to satisfy the performance obligation.

The Group shall present the right or obligation it holds for the delivery of the transferred services to a customer as a contract asset or a contract liability in its statement of financial position when that right or obligation is conditioned by something other than the passage of time.

2.3.14	Taxes -

Current income tax -

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in Peru, where the Group operates and generates taxable income.

Deferred tax -

Deferred tax is determined on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Notes to unaudited interim consolidated financial statements (continued)

Deferred tax assets are recognized for all deductible temporary differences, and for the future offset of unused tax credits and carryforward tax losses, provided they are considered recoverable.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax related to items recognized outside profit or loss are recognized outside the consolidated statement of profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

2.3.15	Treasury shares -

Own equity instruments which are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

2.3.16	Impairment of non-financial assets –

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required (goodwill and Intangible assets with indefinite useful lives), the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

Notes to unaudited interim consolidated financial statements (continued)

The Group supports its impairment calculation by using detailed budgets and forecast calculations, which are prepared separately for each of the Group´s CGUs to which the individual assets are allocated.

Impairment losses related to continuing operations, including impairment on inventories, are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In addition, an assessment is made at each reporting date to determine whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

Exploration and evaluation assets are tested for impairment annually as of December 31, either individually or at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

As of June 30, 2026 and December 31, 2025 there were no indications of impairment for long-lived assets.

2.3.17	New amended standards and interpretations –

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2026. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to the Classification and Measurement of Financial Instruments—Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

-	A clarification that a financial liability is derecognized on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date.

-	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.

-	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.

Notes to unaudited interim consolidated financial statements (continued)

-	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature [1] dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

-	Clarify the application of the ‘own-use’ requirements for in-scope contracts

-	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts

-	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments had no impact on the Group’s unaudited interim consolidated financial statements.

3.	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require material adjustment to the carrying amount of assets or liabilities affected in future periods.

If signs of impairment are identified, the most significant estimate considered by the Company’s Management will correspond to the evaluation of the impairment of long-lived assets. As of June 30, 2026 and December 31, 2025, Management has not identified signs of impairment for long-lived assets, which is why it considers that there are no significant estimates for those dates.

4.	Standards issued but not yet effective

The standards and interpretations relevant to the Group, that will have effect at January 1, 2027 are below:

-	IFRS 18 – Presentation and Disclosure in Financial Statements

-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures

-	Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21

Notes to unaudited interim consolidated financial statements (continued)

These amendments are effective for annual periods starting from January 1, 2027. Early application is permitted, subject to disclosure of this fact.

The Group is currently assessing the potential impacts that the adoption of these standards will have on the presentation of the Group’s consolidated financial statements.

5.	Transactions in foreign currency

Transactions in foreign currency take place at the open-market exchange rates published by the Superintendence of Banks, Insurance and Pension Funds Administration. As of June 30, 2026, the exchange rates for transactions in United States dollars, published by this institution, were S/3.403 for purchase and S/3.415 for sale (S/3.358 for purchase and S/3.368 for sale as of December 31, 2025).

As of June 30, 2026 and December 31, 2025, the Group had the following assets and liabilities in United States dollars:

	As of June 30, 2026	As of December 31, 2025
	US$(000)	US$(000)

Assets
Cash and cash equivalents	11,088	6,508
Trade and other receivables, net	6,742	9,578
	17,830	16,086

Liabilities
Trade and other payables	(5,069)	(11,262)
	(5,069)	(11,262)

Net monetary position	12,761	4,824

As of June 30, 2026, the net loss originated by the exchange difference was approximately S/1,070,000 (the net gain from exchange difference amounted to S/1,863,000 as of June 30, 2025). All these results are presented in the heading “(Loss) gain from exchange difference, net” in the unaudited interim consolidated financial statement of profit and loss.

Notes to unaudited interim consolidated financial statements (continued)

6.	Cash and cash equivalents

(a)	This caption was made up as follows:

	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)

Cash on hand	135	167
Cash at banks (b)	44,904	37,904
Short-term deposits (c)	154,423	15,500
	199,462	53,571

(b)	Cash at banks is denominated in local and foreign currency, are deposited in local and foreign bank and are freely available. The demand deposits interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity of less than three months.

7.	Trade and other receivables

(a)	This caption was made up as follows:

	Current		Non-current
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)	S/(000)	S/(000)

Trade receivables (b)	119,292	107,496	-	-
Contract asset (c)	17,985	26,263	-	-
Other accounts receivable	13,269	10,293	-	-
Funds restricted to tax payments	2,548	4,022	-	-
Loans to third parties	2,132	2,130	-	-
Interest receivable	739	568	-	-
Loans to employees	733	776	-	-
Accounts receivable from Parent company and affiliates, note 22	113	2,633	-	-
Allowance for expected credit losses (e) and (f)	(15,444)	(14,099)	-	-
Financial assets classified as receivables (f)	141,367	140,082	-	-
Other accounts receivable	-	-	15,631	16,439
Claim to the SUNAT (d)	-	-	11,118	11,118
Value-added tax credit	3,361	6,592	1,514	893
Tax refund receivable	-	-	9,034	9,034
Allowance for expected credit losses (e)	-	-	(9,034)	(9,034)
Non-financial assets classified as receivables	3,361	6,592	28,263	28,450
	144,728	146,674	28,263	28,450

(b)	Trade account receivables presented net of discounts and bonuses, have current maturity (30 to 90 days) and those overdue bear interest.

Notes to unaudited interim consolidated financial statements (continued)

(c)	It corresponds mainly to paving services whose recognition is carried out according to the provisions of note 2.3.13.

(d)	On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sales of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company recognizing our right to calculate mining royalties exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

Pursuant to this, the Company initiated two legal proceedings: (i) a constitutional process to denounce the repression of homogeneous harmful acts, filed on March 31, 2021; and, (ii) a contentious-administrative claim filed before the ordinary court, the object of which was the annulment and return of securities, filed on June 22, 2021.

To date, both processes have culminated with resolutions favorable to the Company’s claims. In this regard, the ruling issued by the Constitutional Court in the proceedings for the complaint of repression of homogeneous harmful acts, dated December 16, 2024, declares the constitutional grievance appeal well-founded and consequently the respective RTF void, ordering the Tax Court to comply with the issuance of new resolutions complying with the judgment issued in STC 1043-2013-PA/TC in the sense that the method for calculating mining royalties established therein also applies to the 2008 and 2009 fiscal years and not only from 2011 onwards, as argued by the Tax Court and the National Superintendency of Tax Administration (SUNAT).

As a consequence of said ruling, it is appropriate for the National Superintendency of Tax Administration (SUNAT), either directly or through enforcement, to proceed with the return of the amounts paid by the Company amounting to S/29,559,000, since this constitutes a direct effect of the execution of the mandate ordered by the Constitutional Court.

As of August 20, 2025, The National Superintendency of Tax Administration (SUNAT) made a partial refund of accounts receivable for mining royalties in the amount of S/18,441,000, leaving an outstanding balance of S/11,118,000 to be collected as of June 30, 2026. In the opinion of Management and its external legal advisors, there is a very high probability of obtaining a favorable outcome.

(e)	The movement of the allowance for expected credit losses is as follows:

	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)

Opening balance	23,133	20,520
Additions (reversals), note 19	1,382	3,467
Recoveries	(37)	(854)
Ending balance	24,478	23,133

As of June 30, 2026, the additions include S/1,382,000 related to the provision for expected credit losses for trade receivables (S/1,212,000 as of June 30, 2025), which are presented in the caption “selling and distribution expenses” on the unaudited interim consolidated financial statement of profit and loss, see note 19.

Notes to unaudited interim consolidated financial statements (continued)

(f)	The aging analysis of trade and other accounts receivable, classified as financial assets as of June 30, 2026 and December 31, 2025, is as follows:

		Neither past due nor	Past due but not impaired
As of June 30, 2026	Total	impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	9.8%	0.6%	3.5%	16.7%	11.3%	6.4%	79.9%
Carrying amount 2026	156,811	127,952	9,593	1,063	415	110	17,678
Expected credit loss	15,444	750	339	178	47	7	14,123

		Neither past due nor	Past due but not impaired
As of December 31, 2025	Total	impaired	<30 days	30-60 days	61-90 days	91-120 days	>120 days
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Expected credit loss rate	9.1%	0.4%	2.7%	7.5%	22.9%	21.2%	61.1%
Carrying amount 2025	154,181	113,149	13,522	2,889	2,741	2,362	19,518
Expected credit loss	14,099	463	363	218	628	501	11,926

Notes to unaudited interim consolidated financial statements (continued)

8.	Inventories

(a)	This caption is made up as follows:

	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)

Goods and finished products	11,191	13,214
Work in progress	167,580	205,321
Raw materials	190,174	209,023
Packages and packing	3,743	4,236
Fuel	3,559	3,894
Spare parts and supplies	267,862	264,450
Inventory in transit	7,386	7,005
	651,495	707,143

(b)	Movement in the provision for inventory obsolescence value is set forth below:

	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)

Opening balance	27,530	33,880
Additions	830	1,469
Reversal from disposal	-	(7,819)
Ending balance	28,360	27,530

Notes to unaudited interim consolidated financial statements (continued)

9.	Property, plant and equipment

(a)	The composition and movement of the item as of the date of the consolidated statement of financial position is presented below:

	Mining concessions (b)	Mine development costs	Land	Buildings and other construction	Machinery, equipment and related spare parts	Furniture and accessories	Transportation units	Computer equipment and tools	Quarry rehabilitation costs	Capitalized interest (f)	Work in progress (d) and units in transit	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Cost
As of January 1, 2025	110,430	63,789	260,143	1,036,526	1,740,246	11,964	105,093	50,727	17,698	74,297	37,942	3,508,855
Additions	2	207	1,958	-	14,503	55	5,567	1,237	-	-	24,401	47,930
Sales and/or retirement	(146)	-	(1,009)	-	(673)	(15)	(472)	(68)	-	-	(28)	(2,411)
Transfers	-	-	-	4,279	9,420	53	1,598	140	-	-	(15,498)	(8)
As of June 30, 2025	110,286	63,996	261,092	1,040,805	1,763,496	12,057	111,786	52,036	17,698	74,297	46,817	3,554,366
As of January 1, 2026	110,651	64,875	263,662	1,053,016	1,787,854	12,280	124,474	56,284	19,785	74,297	49,639	3,616,817
Additions	5	1,308	-	-	3,261	102	26	2,041	(37)	-	18,304	25,010
Sales and/or retirement	(11)	-	-	-	(4,365)	-	(6,594)	(164)	-	-	(33)	(11,167)
Transfers	-	160	-	19,150	14,805	351	46	545	-	-	(35,084)	(27)
As of June 30, 2026	110,645	66,343	263,662	1,072,166	1,801,555	12,733	117,952	58,706	19,748	74,297	32,826	3,630,633
Accumulated depreciation
As of January 1, 2025	12,285	11,487	-	307,248	874,836	9,131	84,296	32,811	2,817	13,813	-	1,348,724
Additions	(110)	182	-	14,536	47,842	281	2,777	2,178	131	823	-	68,640
Sales and/or retirement	-	-	-	-	(102)	(13)	(425)	(63)	-	-	-	(603)
As of June 30, 2025	12,175	11,669	-	321,784	922,576	9,399	86,648	34,926	2,948	14,636	-	1,416,761
As of January 1, 2026	12,216	12,089	-	336,446	969,213	9,670	87,049	37,036	3,082	15,459	-	1,482,260
Additions	46	206	-	14,656	45,808	274	2,515	2,102	148	823	-	66,578
Sales and/or retirement	-	-	-	-	(3,804)	-	(5,045)	(83)	-	-	-	(8,932)
As of June 30, 2026	12,262	12,295	-	351,102	1,011,217	9,944	84,519	39,055	3,230	16,282	-	1,539,906
Impairment (g)
As of January 1, 2025	50,964	24,573	3,985	31,038	12,918	200	26	454	-	1,413	3,421	128,992
Additions	-	-	-	-	-	1	-	-	-	-	-	1
Retirement	-	-	(146)	-	-	-	-	(3)	-	-	-	(149)
As of June 30, 2025	50,964	24,573	3,839	31,038	12,918	201	26	451	-	1,413	3,421	128,844
As of January 1, 2026	50,964	24,573	3,839	31,038	12,918	200	26	451	-	1,413	3,421	128,843
Transfers	-	65	-	567	101	-	-	-	-	-	(733)	-
Retirement	-	-	-	-	(197)	-	-	-	-	-	-	(197)
As of June 30, 2026	50,964	24,638	3,839	31,605	12,822	200	26	451	-	1,413	2,688	128,646
Net book value
As of June 30, 2025	47,147	27,754	257,253	687,983	828,002	2,457	25,112	16,659	14,750	58,248	43,396	2,008,761
As of January 1, 2026	47,471	28,213	259,823	685,532	805,723	2,410	37,399	18,797	16,703	57,425	46,218	2,005,714
As of June 30, 2026	47,419	29,410	259,823	689,459	777,516	2,589	33,407	19,200	16,518	56,602	30,138	1,962,081

Notes to unaudited interim consolidated financial statements (continued)

(b)	Mining concessions mainly include acquisitions costs related to coal concessions acquired in previous years and the cost of certain concessions acquired in January 2023 for exploration activities in areas of interest to the cement business, through the purchase of the company Corporación Materiales Piura S.A.C.

(c)	The Group has assessed the recoverable value of its remaining property, plant and equipment and, except as specifically mentioned in (g), has not identified indications of impairment losses for these assets as of June 30, 2026 and December 31, 2025.

(d)	Work in progress included in property, plant and equipment as of June 30, 2026 and December 31, 2025, is mainly related to complementary facilities of the cement plants.

(e)	As of June 30, 2026, the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/11,929,000 (S/26,754,000 as of December 31, 2025), see note 11.

(f)	The borrowing costs are mainly related to the construction of the cement plant located in Piura and to a lesser extent to the construction of the Clinker Lines Optimization Project – Kiln 4 in the city of Pacasmayo. Both plants are already in operation.

(g)	In previous years, management recognized a full impairment related to the total net book value of a closed zinc mining unit which included concession costs, development costs and related facilities and equipment.

At the end of 2023, Management recognized a specific impairment to retirement for the net value of the assets of the vertical clinker kilns located at the Pacasmayo cement plant. This deterioration estimate was carried out as a consequence of replacing the old technology of these kilns due to the entry into operation of the Clinker Lines Optimization Project – Kiln 4 in said plant, which is more efficient and produces fewer emissions. This amount was recorded in the impairment of property, plant and equipment item in the consolidated statement of profit or loss.

Likewise, in that year, Management recognized an impairment to retirement of the value of the coal concessions (northern zone).

Notes to unaudited interim consolidated financial statements (continued)

10.	Intangible assets, net

(a)	The composition and movements of this caption as of the date of the consolidated statement of financial position is presented below:

	IT applications	Finite life intangible	Indefinite life intangible	Exploration cost and mining evaluation (b)	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost

As of January 1, 2025	87,211	24,543	1,975	52,800	166,529
Additions	4,461	-	-	142	4,603
Lows	(8)	-	-	-	(8)
Transfers	(13)	-	-	-	(13)
As of June 30, 2025	91,651	24,543	1,975	52,942	171,111
As of January 1, 2026	102,427	24,543	1,975	53,188	182,133
Additions	3,285	-	-	1,029	4,314
Transfers	27	-	-	-	27
As of June 30, 2026	105,739	24,543	1,975	54,217	186,474

Accumulated amortization
As of January 1, 2025	42,863	15,527	71	10,095	68,556
Additions	6,112	1,227	-	39	7,378
As of June 30, 2025	48,975	16,754	71	10,134	75,934
As of January 1, 2026	56,883	17,981	71	10,021	84,956
Additions	5,916	1,227	-	36	7,179
As of June 30, 2026	62,799	19,208	71	10,057	92,135

Impairment (c)
As of January 1, 2025	456	-	-	33,921	34,377
As of June 30, 2025	456	-	-	33,921	34,377
As of January 1, 2026	456	-	-	33,921	34,377
As of June 30, 2026	456	-	-	33,921	34,377

Net Carrying Value
As of June 30, 2025	42,220	7,789	1,904	8,887	60,800
As of January 1, 2026	45,088	6,562	1,904	9,246	62,800
As of June 30, 2026	42,484	5,335	1,904	10,239	59,962

(b)	As of June 30, 2026 and December 31, 2025, the exploration cost and mining evaluation include mainly capital expenditures related to the coal project and to other minor projects related to the cement business.

(c)	As of June 30, 2026 and December 31, 2025, the Group evaluated the conditions of use of the projects related to the exploration and mining evaluation costs and its other intangibles and did not identify indications of impairment losses for these assets as of those dates.

Notes to unaudited interim consolidated financial statements (continued)

11.	Trade and other payables

(a)	This balance is made up as follows:

	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)

Trade accounts payable (b)	88,913	94,657
Remuneration payable	41,610	28,757
Interest payable (d)	26,695	26,954
Taxes and contributions	18,962	54,393
Advances from customers	12,519	12,118
Accounts payable related to the acquisition of property, plant and equipment, note 9(e)	11,929	26,754
Dividends payable, note 15(g)	11,631	11,823
Guarantee deposits	5,318	3,741
Board of Directors’ fees	1,815	4,790
Other accounts payable (c)	69,891	19,920
	289,283	283,907

(b)	Trade accounts payable result from the purchases of material, services and supplies for the Group’s operations, and mainly correspond to invoices payable to domestic suppliers. Trade payables are non-interest bearing and are normally settled within 60 to 120 days term.

(c)	Other accounts payable are non-interest bearing and have an average term of 3 months.

(d)	Interest payable is normally settled semiannually throughout the financial year.

Notes to unaudited interim consolidated financial statements (continued)

12.	Provisions

(a)	This balance is made up as follows:

	Workers’ profit-sharing (b)	Long-term incentive plan (c)	Quarry Rehabilitation provision (d)	Provision of legal contingencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

At January 1, 2025	38,263	13,938	19,005	1,203	72,409
Additions (b), note 20	17,068	2,782	-	-	19,850
Exchange difference	-	-	(1,004)	-	(1,004)
Unwinding of discounts, note 21	-	431	79	-	510
Payments and advances	(38,530)	(6,387)	(117)	-	(45,034)
At June 30, 2025	16,801	10,764	17,963	1,203	46,731

At Dec 31, 2025
Current portion	44,364	3,325	-	-	47,689
Non-current portion	-	9,208	18,594	1,203	29,005
	44,364	12,533	18,594	1,203	76,694

At January 1, 2026	44,364	12,533	18,594	1,203	76,694
Additions (b), note 20	27,511	1,538	-	976	30,025
Exchange difference	-	-	245	-	245
Unwinding of discounts, note 21	-	594	60	-	654
Payments and advances	(44,749)	(3,042)	(345)	-	(48,136)
At June 30, 2026	27,126	11,623	18,554	2,179	59,482

Current portion	27,126	11,623	-	-	38,749
Non-current portion	-	-	18,554	2,179	20,733
	27,126	11,623	18,554	2,179	59,482

Notes to unaudited interim consolidated financial statements (continued)

(b)	Workers’ profit sharing -

In accordance with Peruvian legislation, the Group is obliged to pay its employees profit sharing of between 8% and 10% of annual taxable income. Distributions to employees under the plan are based 50% on the number of days that each employee worked during the preceding year and 50% on proportionate annual salary levels.

The workers’ profit sharing is recognized in the following line items:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Cost of sales	6,422	4,119	11,949	7,975
Administrative expenses	5,858	4,057	13,053	7,943
Selling and distribution expenses	1,481	593	2,457	1,111
Total of cost of sales and expenses, note 20	13,761	8,769	27,459	17,029
Investment	26	20	52	39
Total	13,787	8,789	27,511	17,068

(c)	Long-term incentive plan -

In 2011, the Group implemented a compensation plan for its key management. This long-term benefit is payable in cash, based on the salary of each officer and depends on the years of service of each officer in the Group. According to the latest plan update, the executive would receive the equivalent of an annual salary for each year of service beginning to accrue from 2019. This benefit accrues and accumulates for each officer and is payable in two installments: the first payment will be made on the sixth year after the creation of this bonus plan, and the last payment will be made on the ninth year from the creation of the plan. If the executive decides to voluntarily leave the Group before a scheduled distribution, they will not receive this compensation. The Group used the Projected Unit Credit Method to determine the present value of this deferred obligation and the related current deferred cost, considering the expected increases in salary base and the corresponding current government bond discount rate (risk-free rate).

(d)	Quarry Rehabilitation provision -

As of June 30, 2026 and December 31, 2025, it corresponds to the provision for the future costs of rehabilitating the quarries exploited in Group operations. The provision has been created based on studies made by internal specialists. Management believes that the assumptions used, based on current economic environment, are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to consider any material change to the assumptions. However, actual quarry rehabilitation costs will ultimately depend upon future market prices for the necessary decommissioning works required to reflect future economic conditions.

Future cash flows have been estimated based on financial budgets approved by Management. The range of risk-free discount rate in dollars used in the calculation of the provision as of June 30, 2026 and December 31, 2025 was from 0.49 to 4.84 percent.

Management expects to incur a significant part of this obligation in the medium and long-term. The Group estimates that this liability is sufficient according to the current environmental protection laws approved by the Ministry of Energy and Mines of Peru.

Notes to unaudited interim consolidated financial statements (continued)

13.	Financial obligations

(a)	This caption is made up as follows:

	Currency	Nominal interest rate	Maturity	As of June 30, 2026	As of December 31, 2025
				S/(000)	S/(000)

Short -term promissory notes
Banco GNB Perú	S/	5.00%	January 8, 2026	-	19,000
Interbank	S/	5.07%	January 8, 2026	-	57,000
Interbank	S/	4.92%	February 15, 2026	-	38,000
Scotiabank	S/	4.70%	March 5, 2026	-	37,200
Banco de Crédito del Perú	S/	4.82%	May 22, 2026	-	36,000
Banco de Crédito del Perú	S/	4.72%	November 12, 2026	38,000	38,000
BBVA Perú	S/	4.64%	November 24, 2026	38,000	38,000
Banco de Crédito del Perú	S/	4.58%	November 26, 2026	38,000	38,000
Banco de Crédito del Perú	S/	4.53%	November 30, 2026	76,000	76,000
Banco de Crédito del Perú	S/	4.77%	January 8, 2027	76,000	-
Banco BanBif	S/	4.48%	February 8, 2027	38,000	-
Banco BanBif	S/	4.48%	February 22, 2027	38,000	-
Banco de Crédito del Perú	S/	4.06%	February 26, 2027	37,200	-
BBVA Perú	S/	4.54%	May 17, 2027	36,000	-
				415,200	377,200
Senior Notes (b)
Principal, net of issuance costs	S/	6.69%	February 1, 2029	259,840	259,810
Principal, net of issuance costs	S/	6.84%	February 1, 2034	309,628	309,604
				569,468	569,414
Short and long-term Corporate Loan under “Club deal” (c)
Banco de Crédito del Perú	S/	5.82%	December 1,2028	193,982	232,771
Scotiabank	S/	5.82%	December 1,2028	193,982	232,770
				387,964	465,541
				1,372,632	1,412,155
Maturity
Current				570,346	532,346
Non-current				802,286	879,809
				1,372,632	1,412,155

Notes to unaudited interim consolidated financial statements (continued)

(b)	Senior Notes -

(b.1) Senior Notes

On January 31, 2019, senior notes were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year.

The Senior Notes in soles issued in 2019 are guaranteed by the following Company’s subsidiaries: Cementos Selva S.A.C., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. and Dinoselva Iquitos S.A.C.

(b.2) Financial covenants

The corporate bond contracts have the following covenants to limiting the incurring of indebtedness for the Company and its collateral subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposition or rental of significant assets. The covenants are the following:

-	A fixed charge covenant ratio of at least 2.5 to 1.

-	A consolidated debt to EBITDA ratio of no greater than 3.5 to 1.

As of June 30, 2026 and December 31, 2025, these covenants have not been activated because no situation has occurred that requires their measurement, as indicated in the previous paragraph.

For the three and six-months period ended June 30, 2026 and 2025, senior notes generated interest that have been recognized in the unaudited interim consolidated financial statement of profit or loss for S/9,651,000 and S/19,302,000, respectively, see note 21.

(c)	Medium-term Corporate Loan under “Club Deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounted to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintained with maturity until February 2023. The loan conditions included a grace/availability period of 18 months from August 6, 2021 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

Notes to unaudited interim consolidated financial statements (continued)

As part of the loan conditions, the Company assumed the following obligations:

I.	Comply with the following financial covenants:

(a)	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b)	Debt Service Coverage Ratio (CFDS / DS) >= 1.15x

(c)	Debt Service Coverage Ratio (EBITDA / DS) >= 1.50x

These financial safeguards are calculated and verified at the end of each calendar quarter, considering the information of the consolidated financial statements of the Company for the last 12 months, prepared in accordance with IFRS.

As of June 30, 2026 and December 31, 2025, the Company complies with the ratios contained in the conditions of the Club Deal and corporate bonds and have certain do’s and don’ts obligations that have been complying with to date.

Notes to unaudited interim consolidated financial statements (continued)

14.	Deferred income tax assets and liabilities

The following is the composition of the caption according to the items that originated it:

	As of January 1, 2025	Effect on profit or loss	Effect on OCI	Additions about IFRS 16	As of June 30, 2025	As of January 1, 2026	Effect on profit or loss	Effect on OCI	As of June 30, 2026
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax assets:
Deferred income tax assets
Impairment of investments in subsidiary	7,375	3,540	-	-	10,915	17,700	-	-	17,700
Provision for expected credit losses on trade accounts receivable	3,291	132	-	-	3,423	4,061	397	-	4,458
Provision of discounts and bonuses to customers	2,691	968	-	-	3,659	4,621	(684)	-	3,937
Provision for vacations	2,458	99	-	-	2,557	2,727	(78)	-	2,649
Effect of differences between book and tax bases of inventories	863	227	-	-	1,090	1,352	(132)	-	1,220
Lease liability	144	1,252	-	1,467	2,863	1,259	(145)	-	1,114
Effect of differences between book and tax bases of fixed assets	1,278	(85)	-	-	1,193	1,154	(95)	-	1,059
Estimate for devaluation of spare parts and supplies	599	147	-	-	746	256	406	-	662
Legal claim contingency	313	-	-	-	313	313	158	-	471
Tax loss carryforward	-	1,717	-	-	1,717	-	-	-	-
Others	2,848	45	-	-	2,893	2,793	34	-	2,827
	21,860	8,042	-	1,467	31,369	36,236	(139)	-	36,097
Deferred income tax liabilities
Right of use assets	(61)	(1,305)	-	(1,467)	(2,833)	(1,259)	170	-	(1,089)
Others	17	-	-	-	17	17	-	-	17
	(44)	(1,305)	-	(1,467)	(2,816)	(1,242)	170	-	(1,072)
Total deferred income tax liabilities, net	21,816	6,737	-	-	28,553	34,994	31	-	35,025

Notes to unaudited interim consolidated financial statements (continued)

	As of January 1, 2025	Effect on profit or loss	Effect on OCI	Additions about IFRS 16	As of June 30, 2025	As of January 1, 2026	Effect on profit or loss	Effect on OCI	As of June 30, 2026
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Movement of deferred income tax liabilities:
Deferred income tax assets
Impairment of investment in Salmueras Project	18,437	148	-	-	18,585	18,698	142	-	18,840
Impairment of fixed assets	8,606	(204)	-	-	8,402	8,241	(161)	-	8,080
Estimate for depreciation of spare parts and supplies	8,408	(1,633)	-	-	6,775	6,877	526	-	7,403
Financial instrument at fair value with changes in other comprehensive income	6,923	-	60	-	6,983	7,096	-	(246)	6,850
Provision for quarry closure	5,645	423	-	-	6,068	6,495	(85)	-	6,410
Estimation for impairment of mining assets	7,085	(156)	-	-	6,929	6,594	(307)	-	6,287
Provision for vacations	4,396	203	-	-	4,599	4,794	206	-	5,000
Provision for compensation to officials	4,111	(937)	-	-	3,174	3,696	(269)	-	3,427
Lease liability	1,934	854	-	1,552	4,340	2,823	(574)	-	2,249
Legal claim contingency	41	-	-	-	41	41	130	-	171
Provision for expected credit losses on trade accounts receivable	1,038	(3)	-	-	1,035	101	-	-	101
Others	2,946	(2,548)	-	-	398	589	(180)	-	409
	69,570	(3,853)	60	1,552	67,329	66,045	(572)	(246)	65,227
Deferred income tax liabilities
Effect of the difference between accounting and tax bases of fixed assets and the difference in depreciation rates	(183,982)	1,338	-	-	(182,644)	(180,981)	2,430	-	(178,551)
Right of use assets	(1,895)	(986)	-	(1,552)	(4,433)	(3,041)	637	-	(2,404)
Effect of costs incurred from bond issuance	(1,588)	194	-	-	(1,394)	(1,196)	194	-	(1,002)
Others	(42)	1	-	-	(41)	(59)	(31)	-	(90)
	(187,507)	547	-	(1,552)	(188,512)	(185,277)	3,230	-	(182,047)
Total deferred income tax liabilities, net	(117,937)	(3,306)	60	-	(121,183)	(119,232)	2,658	(246)	(116,820)
		3,431	60				2,689	(246)

Notes to unaudited interim consolidated financial statements (continued)

The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities, and the tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority. The legal right is defined for each individual determination of the income tax of the Company and its Subsidiaries.

A reconciliation between tax expense and the product of the accounting profit multiplied by Peruvian tax rate, are as follows:

	For the three-months period ended June 30,		For the six-months period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Profit before income tax	115,073	69,634	233,092	143,575
Income tax expense calculated at the statutory income tax rate of 29.5%	(33,947)	(20,542)	(68,762)	(42,355)

Permanent differences
Effect of tax-loss carry forward not recognized	(833)	1,949	(1,327)	(98)
Non-deductible expenses, net	(3,049)	(3,219)	(3,813)	(627)
Total income tax	(37,829)	(21,812)	(73,902)	(43,080)

The components of the deferred income tax related to the items recognized in the unaudited interim consolidated statements of profit or loss, are as follows:

	For the three-months period ended June 30,		For the six-months period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Unaudited interim consolidated statement of profit or loss
Current	(39,847)	(23,913)	(76,591)	(46,511)
Deferred	2,018	2,101	2,689	3,431
	(37,829)	(21,812)	(73,902)	(43,080)

As of June 30, 2026 and 2025, the Group had not recognized a deferred tax liability for taxes that would be payable on the unremitted earnings of the Group’s subsidiaries. The Group has determined that the timing differences will be reversed by means of dividends to be received in the future that, according to the current tax rules in effect in Peru, are not subject to income tax.

Notes to unaudited interim consolidated financial statements (continued)

As of June 30, 2026, certain subsidiaries of the Group had tax loss carryforwards of S/118,339,000 (S/128,609,000, as of December 31, 2025). These tax loss carryforwards do not expire, are related to subsidiaries that have a history of losses for some time and cannot be used to offset future taxable profits of other Group subsidiaries. No deferred tax assets have been recognized in relation to these tax loss carryforwards, since there are no possibilities of tax planning opportunities or other evidence of recovery in the near future.

For information purposes, as of June 30, 2026, the temporary difference associated with investments in subsidiaries, would generate an aggregate deferred tax liability amounting to S/95,125,000 (S/89,541,000, as of December 31, 2025, which should not be recognized in the unaudited interim consolidated financial statements as it is not expected to reverse in the foreseeable future and the Company is in control of such reversal.

15.	Equity

(a)	Capital stock -

As of June 30, 2026 and December 31, 2025, share capital was represented by 423,868,449 authorized common shares subscribed and fully paid, with a nominal value of one Soles per share.

As of June 30, 2026, the total outstanding common shares were as follows; 43,040,246 were listed on the New York Stock Exchange and 380,828,203 were listed on the Lima Stock Exchange. As of December 31, 2025, the total outstanding common shares were as follows, 35,458,546 were listed on the New York Stock Exchange and 388,409,903 were listed on the Lima Stock Exchange.

(b)	Investment shares -

Investment shares do not have voting rights or participate in shareholder’s meetings or the appointment of directors. Investment shares confer upon the holders thereof the right to participate in dividends distributed according to their nominal value, in the same manner as common shares. Investment shares also confer the holders thereof the right to:

(i)	maintain the current proportion of the investment shares in the case of capital increase by new contributions;

(ii)	increase the number of investment shares upon capitalization of retained earnings, revaluation surplus or other reserves that do not represent cash contributions;

(iii)	participate in the distribution of the assets resulting from liquidation of the Company in the same manner as common shares; and,

(iv)	redeem the investment shares in case of a merger and/or change of business activity of the Company.

As of June 30, 2026 and December 31, 2025, the Company had 40,278,894 investment shares subscribed and fully paid, with a nominal value of one Sol per share.

Notes to unaudited interim consolidated financial statements (continued)

(c)	Treasury shares -

As of June 30, 2026 and December 31, 2025, the Company maintains 36,040,497 investment shares held in treasury amounting to S/121,258,000.

(d)	Additional paid-in capital -

As of June 30, 2026 and December 31, 2025, the additional capital amounted to S/432,779,000 and arises mainly as a result of the excess of total proceeds obtained versus par value in the issuance of 111,484,000 common shares and 927,783 investment shares corresponding to a public offering of American Depositary Shares (ADS) registered with the New York Stock Exchange and Lima Stock Exchange.

(e)	Legal reserve -

Provisions of the General Corporation Law require that a minimum of 10 per cent of the distributable earnings for each period, after deducting the income tax, be transferred to a legal reserve until such is equal to 20 per cent of the capital. This legal reserve can offset losses or can be capitalized, and in both cases, there is the obligation to replenish it.

(f)	Other accumulated comprehensive results -

This reserve records changes in the fair value of financial instruments at fair value through OCI.

(g)	Distributions made and proposed –

As of December 31, 2025
Common stock dividends
Approval date by Board of Directors	October 21, 2025

Declared dividends per share to be paid in cash S/.	0.41000
Declared dividends S/(000):	175,524

As of June 30, 2026 and December 31, 2025, dividends payable amounted to S/11,631,000 and S/11,823,000, respectively, see note 11.

Notes to unaudited interim consolidated financial statements (continued)

16.	Sales of goods

This caption is made up as follows:

	For the three-month period ended June 30, 2026
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	469,526	66,769	7,861	-	-	544,156
Sale of construction supplies	-	-	-	8,975	-	8,975
Sale of other	-	-	-	-	5,723	5,723

	469,526	66,769	7,861	8,975	5,723	558,854

Timing of revenue recognition
Goods and services transferred at a point in time	469,526	67,142	7,861	8,975	5,655	559,159
Services transferred over time	-	(373)	-	-	68	(305)
Total revenues from contracts with customers	469,526	66,769	7,861	8,975	5,723	558,854

	For the three-month period ended June 30, 2025
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	392,792	68,619	7,678	-	-	469,089
Sale of construction supplies	-	-	-	12,270	-	12,270
Sale of other	-	-	-	-	2,745	2,745

	392,792	68,619	7,678	12,270	2,745	484,104

Timing of revenue recognition
Goods and services transferred at a point in time	392,792	57,032	7,678	12,270	2,602	472,374
Services transferred over time	-	11,587	-	-	143	11,730
Total revenues from contracts with customers	392,792	68,619	7,678	12,270	2,745	484,104

Notes to unaudited interim consolidated financial statements (continued)

	For the six-month period ended June 30, 2026
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	935,914	132,816	14,453	-	-	1,083,183
Sale of construction supplies	-	-	-	18,414	-	18,414
Sale of other	-	-	-	-	12,926	12,926

	935,914	132,816	14,453	18,414	12,926	1,114,523

Timing of revenue recognition
Goods and services transferred at a point in time	935,914	132,560	14,453	18,414	12,738	1,114,079
Services transferred over time	-	256	-	-	188	444
Total revenues from contracts with customers	935,914	132,816	14,453	18,414	12,926	1,114,523

	For the six-month period ended June 30, 2025
	Cement	Concrete, pavement and mortar	Precast	Construction supplies	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segments
Sale of cement, concrete, pavement, mortar and precast	795,012	146,378	14,003	-	-	955,393
Sale of construction supplies	-	-	-	22,271	-	22,271
Sale of other	-	-	-	-	5,608	5,608

	795,012	146,378	14,003	22,271	5,608	983,272

Timing of revenue recognition
Goods and services transferred at a point in time	795,012	115,107	14,003	22,271	5,452	951,845
Services transferred over time	-	31,271	-	-	156	31,427
Total revenues from contracts with customers	795,012	146,378	14,003	22,271	5,608	983,272

For all segments the terms of payment are usually between 30 and 90 days from the date of dispatch.

For all segments, the amounts presented as sales of the different products are already net of discounts and bonuses.

Notes to unaudited interim consolidated financial statements (continued)

17.	Cost of sales

This caption is made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Beginning balance of goods and finished products	12,487	16,718	14,732	19,916
Beginning balance of work in progress	202,161	229,709	205,976	222,492
Consumption of miscellaneous supplies	77,199	83,650	163,066	174,781
Maintenance and third-party services	57,891	64,142	122,126	132,573
Shipping costs	56,140	40,754	106,398	82,869
Personnel expenses, note 20(b)	39,781	46,207	77,406	91,949
Depreciation and amortization	33,104	34,292	66,179	67,913
Other manufacturing expenses	26,547	33,323	56,854	58,421
Costs of packaging	14,188	13,019	28,041	26,710
Ending balance of goods and finished products	(12,709)	(14,494)	(12,709)	(14,494)
Ending balance of work in progress	(169,064)	(242,902)	(169,064)	(242,902)
	337,725	304,418	659,005	620,228

18.	Administrative expenses

This caption is made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	36,209	40,100	75,534	80,724
Third-party services	21,287	20,606	42,031	39,635
Depreciation and amortization	3,534	4,166	7,090	7,979
Donations	1,028	1,697	2,096	3,516
Board of Directors compensation	543	1,369	1,941	2,840
Consumption of supplies	277	291	645	696
Other	2,243	2,123	5,281	4,949
	65,121	70,352	134,618	140,339

Notes to unaudited interim consolidated financial statements (continued)

19.	Selling and distribution expenses

This caption is made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Personnel expenses, note 20(b)	14,416	11,739	27,060	23,409
Advertising and promotion	4,787	4,174	12,056	9,250
Third-party services	4,585	5,080	8,655	8,366
Depreciation	1,679	1,405	3,319	2,749
Allowance (reversal) for expected credit losses, note 7(e)	(3,185)	(102)	1,382	1,212
Other	112	117	181	139
	22,394	22,413	52,653	45,125

20.	Employee benefits expenses

(a)	Employee benefits expenses are made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Wages and salaries	50,070	58,747	98,841	118,755
Workers profit sharing, note 12(b)	13,761	8,769	27,459	17,029
Social contributions	9,693	10,669	20,531	22,665
Legal bonuses	7,195	7,738	13,974	14,602
Vacations	6,376	7,119	13,311	13,371
Cessation payments	1,960	2,735	3,121	5,674
Long-term incentive plan, note 12	683	1,520	1,538	2,782
Training	467	514	949	919
Other	201	289	276	427
	90,406	98,100	180,000	196,224

Notes to unaudited interim consolidated financial statements (continued)

(b)	Employee benefits expenses are allocated as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Cost of sales, note 17	39,781	46,207	77,406	91,949
Administrative expenses, note 18	36,209	40,100	75,534	80,724
Selling and distribution expenses, note 19	14,416	11,739	27,060	23,409
Miscellaneous expenses	-	54	-	142
	90,406	98,100	180,000	196,224

21.	Finance costs

This caption is made up as follows:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Interest on Club Deal promissory note and loan, note 13(c)	10,894	12,198	21,948	24,839
Interest on senior notes, note 13(b.2)	9,651	9,651	19,302	19,302
Amortization of issuance costs of senior notes	331	331	659	659
Interest on lease liabilities	219	251	435	506
Other	-	2	77	3
Total interest expense	21,095	22,433	42,421	45,309
Unwinding of discount of provisions, note 12	327	255	654	510
	21,422	22,688	43,075	45,819

Notes to unaudited interim consolidated financial statements (continued)

22.	Related parties

Since March 31, 2026, due to the acquisition of 99.99% of Inversiones Aspi S.A. by Holcim Ltd., see note 1, Compañía Minera Ares S.A.C., Fosfatos del Pacífico S.A., Fossal S.A.A., Asociación Sumac Tarpuy and Inversiones Moray S.A.C. were no longer related parties of Cementos Pacasmayo S.A.A. upon ceasing to be part of the Hochschild Pacasmayo Group.

During the three and six-months periods ended June 30, 2026 and 2025, the Group carried out the following transactions with its parent company Inversiones ASPI S.A. and its other related parties:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Transactions with Parent
Income
Inversiones ASPI S.A. (ASPI)
Fees for management and administrative services	53	45	103	68
Income from office lease	3	4	6	8

Transactions with Holcim Group
Purchases
Holcim Trading and Shipping INC
Slag purchases	5,457	-	5,457	-

Transactions with Hochschild Group
Income
Compañía Minera Ares S.A.C. (Ares)
Income from land lease, note 24	-	288	268	591
Income from parking leases	-	112	95	204

Fosfatos del Pacífico S.A. (Fospac)
Fees for management and administrative services	-	84	76	119
Income from office lease	-	4	1	8

Fossal S.A.A. (Fossal)
Fees for management and administrative services	-	17	18	30
Income from office lease	-	4	1	8

Asociación Sumac Tarpuy
Fees for management and administrative services	-	5	3	5
Income from office lease	-	4	1	8

Inversiones Moray S.A.C.
Fees for management and administrative services	-	10	4	10
Income from office lease	-	-	1	-

Expenses
Compañía Minera Ares S.A.C. (Ares)
Security services	-	(520)	(1,357)	(1,083)

Notes to unaudited interim consolidated financial statements (continued)

As a result of these transactions, the Group had the following rights as of June 30, 2026 and December 31, 2025:

	Accounts receivable
	June 30, 2026	December 31, 2025
	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	113	-
	113	-

Other related parties
Fosfatos del Pacífico S.A.	-	1,885
Compañía Minera Ares S.A.C.	-	350
Fossal S.A.A.	-	227
Other	-	171
	-	2,633
	113	2,633

Terms and conditions of transactions with related parties –

Sales and purchases with related parties are made under market conditions equivalent to those applied to transactions between independent parties. Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. As of June 30, 2026 and December 31, 2025, the Group had not recorded an allowance for expected credit losses relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates. Lease transactions with related parties are described in note 24.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel of the Company includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation amounted to S/4,814,000 and S/11,242,000 during the three and six-month period ended June 30, 2026 (S/6,179,000 and S/12,451,000 during the three and six-month period ended June 30, 2025), and the total long-term compensations expense amounted to S/683,000 and S/1,538,000 during the three and six-month period ended June 30, 2026 (S/1,520,000 and S/2,782,000 during the three and six-month period ended June 30, 2025), and there were no post-employment or contract termination benefits or share-based payments.

23.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing the profit for the three and six-month periods ended June 30, 2026 and 2025 by the weighted average number of common shares and investment shares outstanding during those periods.

Notes to unaudited interim consolidated financial statements (continued)

The Group does not have potential common shares with a dilutive effect as of June 30, 2026 and 2025.

The calculation of basic earnings per share is shown below:

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2026	2025	2026	2025
	S/(000)	S/(000)	S/(000)	S/(000)

Numerator
Net profit attributable to the owners of the Holding Company	77,244	47,822	159,190	100,495
Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107	428,107	428,107
Basic profit for common and investment shares	0.18	0.11	0.37	0.23

There have been no other transactions involving common shares or investment shares between the reporting date and the date of the authorization of these unaudited interim consolidated financial statements.

24.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of June 30, 2026, and 2025 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. This lease is renewable annually and provided an annual rent expense for the three and six-month period ended June 30,2026 for S/272,000 and S/540,000, respectively (S/288,000 and S/591,000 for the three and six-month periods ended June 30, 2025).

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, subscribed a collaboration contract, with the purpose to participate in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. As of December 31,2025, the project has been completed.

Capital commitments -

As of June 30, 2026 and December 31, 2025, the Group had no significant capital commitments.

Notes to unaudited interim consolidated financial statements (continued)

Usufruct Concessions -

In December 2013, the Company signed an agreement with a third party, related to the use of the Virrilá concession, to carry out other non-metallic mining activities related to cement production. This agreement has a term of 30 years, with fixed annual payments of US$600,000 for the first three years and variable payments for the rest of the contract. The related expense for the years ended June 30, 2026 and 2025 amounted to S/2,673,000 and S/2,644,000, respectively, and was recognized as part of cost of inventory production. As part of this agreement, the Company is required to pay an equivalent amount of S/4.5 for each metric ton of calcareous extracted that is indexed by inflation after the first year of exploitation; the annual royalty may not be less than the equivalent to 850,000 metric tons after the beginning of the fourth year of production.

The Company signed an agreement with two third parties in October 2007, related to usufruct of the Bayovar 4 concession for an indefinite period to extract seashells and other minerals. As consequence, the Group made payments amounting to US$250,000 for each third party for the first five years and variable payments for the rest of the contract. As part of this agreement, the Company is required to pay an equivalent amount of US$5.1 to each third party for every metric ton of calcareous extracted, with the minimum production level for the calculation of 20,000 metric tons every six months following the beginning of the sixth year of production.

Mining royalty -

According with the Royalty Mining Law in force since October 1, 2011, the royalty for the exploitation of metallic and nonmetallic resources is payable on a quarterly basis in an amount equal to the greater of: (i) an amount determined in accordance with a statutory scale of rates based on operating profit margin that is applied to the quarterly operating profit, adjusted by certain items, and (ii) 1% of net sales, in each case during the applicable quarter. These amounts are estimated based on the separated financial statements of Cementos Pacasmayo S.A.A. and each of the subsidiaries affected by this mining royalty, prepared in accordance with IFRS. Mining royalty payments will be deductible for income tax purposes in the fiscal year in which such payments are made.

The mining royalty expense paid to the Peruvian State for the three and six-month periods ended June 30, 2026 amounted to S/360,000 and S/737,000, respectively (S/334,000 and S/747,000 for the three and six-month periods ended June 30, 2025), and is recognized as part of the cost of inventory production.

Tax situation -

The Company and its subsidiaries are subject to Peruvian tax law. As of June 30, 2026 and 2025, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

Notes to unaudited interim consolidated financial statements (continued)

For purposes of determining income tax, transfer pricing for transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation including information on the valuation methods used and the criteria considered for determination. Based on the operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of June 30, 2026 and December 31, 2025.

The tax authority has the power to review and, if applicable, adjust the income tax calculated by each company, in the four years subsequent after the year of filing the tax return.

The statements of income tax and value-added tax corresponding to the years indicated in the attached table are subject to review by the tax authorities:

Years open to review by Tax Authority
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2022 – 2025	Dic. 2021 - Jun. 2026
Cementos Selva S.A.C.	2021 – 2025	Dic. 2021 - Jun. 2026
Distribuidora Norte Pacasmayo S.R.L.	2021 – 2025	Dic. 2021 - Jun. 2026
Empresa de Transmisión Guadalupe S.A.C.	2021 – 2025	Dic. 2021 - Jun. 2026
Salmueras Sudamericanas S.A.	2021 – 2025	Dic. 2021 - Jun. 2026
Calizas del Norte S.A.C. (liquidated during 2022)	2021 – 2022	Dec. 2021 - Dec. 2022
Soluciones Takay S.A.C.	2021 – 2025	Dic. 2021 - Jun. 2026
Corporación Materiales Piura S.A.C.	2021 – 2025	Dic. 2021 - Jun. 2026
Soluciones Crealo 150 S.A.C.	2024 - 2025	Sep. 2024 - Jun. 2026
Vanguardia Constructora del Perú S.A.C.	2024 - 2025	Oct. 2024 - Jun. 2026

Due to possible interpretations that the tax authority may give to legislation in effect, it is not possible to determine whether or not any of the tax audits will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income of the period in which it is determined. However, in management’s opinion and that of its legal advisors, any possible additional payment of taxes would not have a material effect on the unaudited interim consolidated financial statements as of June 30, 2026 and the audited consolidated financial statements December 31, 2025.

Environmental matters -

The Group’s exploration and mining activities are subject to compliance with the environmental obligations defined by the competent authorities and environmental protection regulations.

Notes to unaudited interim consolidated financial statements (continued)

Environmental remediation -

Law No. 28271 which regulates the environmental liabilities in mining activities, aims to regulate the identification of mining activity’s environmental liabilities and financing the remediation of the affected areas.

According to this law, environmental liabilities refer to the impact caused to the environment by abandoned or inactive mining operations.

In compliance with the above-mentioned laws, the Group presented environmental impact studies (EIS), declaration of environmental studies (DES) and Environmental Adaptation and Management Programs (EAMP) as well as the respective closure plans for its operating units.

The Peruvian authorities approved the EAMP and EIS submitted by the Group for its mining concessions and exploration projects presented as follows:

					Operating year expense for the three-month period ended June 30,		Operating year expense for the six-month period ended June 30,
Project unit	Resource	Resolution Number	Year of approval	Program approved	2026	2025	2026	2025
					S/(000)	S/(000)	S/(000)	S/(000)

Tembladera	Limestone	RD304-18-PRODUCE/DVMYPE-I/DIGGAM	2018	EAMP	78	69	144	132
					78	69	144	132

As of June 30, 2026 and December 31, 2025, the Group had no liabilities related to environmental remediation expenses because all were paid before the end of the year.

Quarry rehabilitation provision -

The Law No. 28090 regulates the obligations and procedures that must be met by the holders of mining activities for the preparation, filing and implementation of Quarry Closure Plans, as well as the establishment of the corresponding environmental guarantees to secure fulfillment of the investments that this includes, subject to the principles of protection, preservation and recovery of the environment. In connection with this obligation, as of June 30,2026 and December 31, 2025, the Group maintained a provision for the closing of the quarries exploited by its operations amounting to S/18,554,000 and S/18,594,000, respectively. The Group believes that this liability is adequate to meet the current environmental protection laws approved by the Ministry of Energy and Mines, refer to note 12.

Notes to unaudited interim consolidated financial statements (continued)

Legal claim contingency -

As of June 30, 2026, the Group had received claims from third parties in relation to its operations which in aggregate represent S/3,626,000 that corresponded to labor claims from former employees.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these unaudited interim consolidated financial statements.

Works for taxes –

As of June 30, 2026 and December 31, 2025, the Company had commitments to execute projects under the works for taxes modality for amounts totaling S/412,291,000 and S/387,397,000 respectively. The estimated schedule of expenditures per year is detailed below:

	Estimated capital expenditure commitments
	As of June 30, 2026	As of December 31, 2025
	S/(000)	S/(000)
2026	171,054	274,392
2027	194,174	113,005
2028	47,063	-
	412,291	387,397

25.	Financial risk management, objectives and policies

The Group’s main financial liabilities comprise loans and borrowings, trade payables and other payables. The main purpose of these financial liabilities is to finance the Group’s operations. The Group´s main financial assets include cash and short-term deposits and trade and other receivables that derive directly from its operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by Financial Management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group´s policies and risk objectives.

Management reviews and implements policies for managing each of these risks, which are summarized below.

Notes to unaudited interim consolidated financial statements (continued)

Market risk -

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk (such as equity price risk and commodity risk).

The sensitivity analyses shown in the following sections relate to the Group’s consolidated position as of June 30, 2026 and December 31, 2025.

Interest rate risk -

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

As of June 30, 2026 and December 31, 2025, all the Group’s borrowings are at a fixed rate of interest; consequently, the management evaluated that it is not relevant to do an interest rate sensitivity analysis.

Foreign currency risk -

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign currency exchange rates. The Group’s exposure to foreign exchange risk relates primarily to the Group’s operating activities (when income or expenses are denominated in a currency other than the Group’s functional currency).

Foreign currency sensitivity -

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

As of June 30, 2026	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	2,179
	+10	4,358
	-5	(2,179)
	-10	(4,358)

Notes to unaudited interim consolidated financial statements (continued)

As of December 31, 2025	Change in US$ rate	Effect on consolidated profit before tax
U.S. Dollar	%	S/(000)

	+5	812
	+10	1,625
	-5	(812)
	-10	(1,625)

Credit risk -

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to a credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables -

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed, and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit. As of June 30, 2026 and December 31, 2025, the Group had 10 and 9 customers, that owed the Group more than S/3,000,000 each accounting for approximately 49% and 55% of all trade receivables outstanding, respectively. There were 32 and 26 customers with balances greater than S/700,000 and less than S/3,000,000, which accounted for approximately 36% and 28% of the total trade receivables, respectively. The evaluation for allowance for expected credit losses is updated at the date of the consolidated financial statements and individually for the main customers. This calculation is based on actual historical data incurred.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in note 7. The Group does not maintain credit insurance for its accounts receivable.

Cash deposits -

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds are made only with approved counterparties of first level. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. As of June 30, 2026 and December 31, 2025, the Group’s maximum exposure to credit risk for the components of carrying amounts as shown in note 6.

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and long-term debentures. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if is necessary.

Notes to unaudited interim consolidated financial statements (continued)

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of June 30, 2026
Financial obligations	39,092	532,472	618,545	186,000	1,376,109
Interest	25,102	42,827	125,129	22,275	215,333
Trade and other payables	155,014	102,788	-	-	257,802
Lease liabilities	1,230	3,082	9,057	467	13,836

As of December 31, 2025
Financial obligations	190,292	343,272	665,727	217,000	1,416,291
Interest	26,674	44,729	145,449	29,703	246,555
Trade and other payables	157,001	60,395	-	-	217,396
Lease liabilities	1,278	3,601	10,849	501	16,229

The changes in liabilities arising from financing activities are presented below:

	Balance as of January 1, 2026	Cash inflow	Cash outflow	Amortization of costs of issuance of senior notes	Balance as of June 30, 2026
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Dividends payable	11,823	300	(492)	-	11,631
Financial obligations	1,412,155	240,200	(280,382)	659	1,372,632

	Balance as of January 1, 2025	Cash inflow	Cash outflow	Amortization of costs of issuance of senior notes	Balance as of June 30, 2025
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Dividends payable	11,097	334	(574)	-	10,857
Financial obligations	1,493,191	202,200	(244,382)	659	1,451,668

Notes to unaudited interim consolidated financial statements (continued)

Capital management -

For the purpose of the Group’s capital management, capital includes capital stock, investment shares, additional paid-in capital and all other equity reserves attributable to the equity holders of the Company. The primary objective of the Group’s capital management is to maximize the shareholders’ value.

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the creditors to immediately call the senior notes. There have been no breaches in the financial covenants of Senior Notes in any of the years presented.

The Group manages its capital structure and adjusts it in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the periods ended June 30, 2026 and December 31, 2025.

26.	Fair value of financial assets and liabilities

Financial assets -

Except for derivative financial instruments and financial instruments designated at fair value through OCI, all financial assets which included trade and other receivables are classified in the category of loans and receivables, which are non-derivative financial assets carried at amortized cost, held to maturity, and generate a fixed or variable interest income for the Group. The carrying value may be affected by changes in the credit risk of the counterparties.

Financial liabilities -

All financial liabilities of the Group including trade and other payables financial obligations are classified as loans and borrowings and are carried at amortized cost.

Notes to unaudited interim consolidated financial statements (continued)

(a)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	2026/2025
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	199,462	53,571	199,462	53,571	Level 1
Trade and other receivables	172,991	175,124	172,991	175,124	Level 2
Financial investments designated at fair value through other comprehensive income	998	163	998	163	Level 3

Total financial assets	373,451	228,858	373,451	228,858

Financial liabilities
Trade and other payables	289,283	283,907	289,283	283,907	Level 2
Senior notes	569,468	569,414	588,137	541,619	Level 1
Fixed rate notes and loans	803,164	842,741	798,837	834,838	Level 2

Total financial liabilities	1,661,915	1,696,062	1,676,257	1,660,364

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole. The fair value hierarchies are those described in note 2.3.2 (iv).

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of June 30, 2026 and December 31, 2025, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents; trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

-	The fair value of quoted corporate bonds is based on the current value of the notes in the market as of the reporting date.

-	The fair value of the fixed rate promissory note it is calculated using the results of cash flow discounted at the average indebtedness rates effective as of the reporting date.

-	The fair value of financial instruments at fair value with changes in OCI has been determined through the percentage of the Company’s shareholding in the equity of Fossal S.A.A.

Notes to unaudited interim consolidated financial statements (continued)

27.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and has two reportable segments as follows:

-	Production and sales of cement, concrete, pavement, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

No other operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business unit separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the unaudited interim consolidated statement of profit and loss.

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended June 30, 2026				For the three-month period ended June 30, 2025
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	544,156	8,975	5,723	558,854	469,089	12,270	2,745	484,104
Gross profit	223,438	(31)	(2,278)	221,129	182,429	95	(2,838)	179,686
Administrative expenses	(61,757)	(897)	(2,467)	(65,121)	(68,901)	(778)	(673)	(70,352)
Selling and distribution expenses	(21,655)	(499)	(240)	(22,394)	(21,951)	(248)	(214)	(22,413)
Other operating income, net	2,811	-	-	2,811	3,781	24	-	3,805
Finance income	728	-	-	728	512	5	7	524
Finance cost	(21,379)	(43)	-	(21,422)	(22,686)	-	(2)	(22,688)
(Loss) gain from exchange difference, net	(654)	-	(4)	(658)	1,096	(7)	(17)	1,072
Profit (loss) before income tax	121,532	(1,470)	(4,989)	115,073	74,280	(909)	(3,737)	69,634
Income tax expense	(37,716)	2	(115)	(37,829)	(23,258)	283	1,163	(21,812)
Profit (loss) for the period	83,816	(1,468)	(5,104)	77,244	51,022	(626)	(2,574)	47,822

Notes to unaudited interim consolidated financial statements (continued)

	For the six-month period ended June 30, 2026				For the six-month period ended June 30, 2025
	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Others (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenues from external customers	1,083,183	18,414	12,926	1,114,523	955,393	22,271	5,608	983,272
Gross profit	459,866	244	(4,592)	455,518	367,958	347	(5,261)	363,044
Administrative expenses	(129,821)	(1,665)	(3,132)	(134,618)	(137,446)	(1,551)	(1,342)	(140,339)
Selling and distribution expenses	(51,290)	(833)	(530)	(52,653)	(44,194)	(499)	(432)	(45,125)
Other operating income (expense), net	7,864	-	-	7,864	8,763	22	(2)	8,783
Finance income	1,126	-	-	1,126	1,131	9	28	1,168
Finance cost	(42,982)	(93)	-	(43,075)	(45,814)	-	(5)	(45,819)
(Loss) gain from exchange difference, net	(1,070)	-	-	(1,070)	1,903	(11)	(29)	1,863
Profit (loss) before income tax	243,693	(2,347)	(8,254)	233,092	152,301	(1,683)	(7,043)	143,575
Income tax expense	(73,902)	-	-	(73,902)	(45,699)	506	2,113	(43,080)
Profit (loss) for the period	169,791	(2,347)	(8,254)	159,190	106,602	(1,177)	(4,930)	100,495

(*)	The “others” segment includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including brine projects).

	As of June 30, 2026				As of December 31, 2025
	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated	Cement, concrete, pavement, mortar and precast	Construction supplies	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,121,890	11,924	70,758	3,204,572	2,976,370	31,337	95,496	3,103,203
Other assets (*)	-	-	998	998	-	-	163	163
Total assets	3,121,890	11,924	71,756	3,205,570	2,976,370	31,337	95,659	3,103,366
Total liabilities	1,841,727	9,916	2,783	1,854,426	1,825,277	83,586	3,138	1,912,001
Capital expenditure (**)	29,324	-	-	29,324	144,276	-	-	144,276
Depreciation and amortization	(74,607)	(312)	(1,703)	(76,622)	(154,164)	(1,033)	(4,284)	(159,481)

(*)	As of June 30, 2026 and December 31,2025, corresponds to the financial instruments designated at fair value through other comprehensive income for S/998,000 and S/163,000, respectively.
(**)	Capital investments amounting to S/29,324,000 and S/62,749,000 during the six-months period ended June 30, 2026 and 2025, respectively, and correspond to additions of property, plant and equipment, intangibles and other minor non-current assets.

Geographic information -

As of June 30, 2026 and December 31, 2025, all non-current assets are located in Peru and all revenues are from clients located in the north region of the country.